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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                              Commission File Number 1-3203
                                                                    ---------

                          NOTIFICATION OF LATE FILING
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
(Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q [_] Form N-SAR
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   For Period Ended:     October 1, 2000
                     -----------------------------------------------------------

   [_] Transition Report on Form 10-K     [_] Transition Report on Form 10-Q
   [_] Transition Report on  Form 20-F    [_] Transition Report on Form N-SAR
   [_] Transition Report on Form 11-K

   For the Transition Period Ended:_____________________________________________

   Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                      Chesapeake Corporation
                       --------------------------------------------------------
Former name if applicable                    Not Applicable
                           ----------------------------------------------------
Address of principal executive office,
(street and number)                          1021 E. Cary St., Box 2350
                   -------------------------------------------------------------
City, state and zip code                     Richmond, Virginia  23218-2350
                        --------------------------------------------------------
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     See Exhibit 1 attached hereto.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          William T. Tolley           (804)                   697-1157
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          (Name)                   (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                               [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit 2 attached hereto.
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                            Chesapeake Corporation
   -----------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      November 16, 2000             By: /s/ William T. Tolley
       --------------------------          __________________________________
                                            William  T. Tolley
                                            Senior Vice President-Finance &
                                            Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                   EXHIBIT 1
                                   ---------
                                to Form 12b-25

     On October 19, 2000, the Registrant issued a press release that reported significantly lower operating performance at its U.S. Display business, primarily due to unanticipated inventory cost variances. The Registrant promptly initiated a detailed review of its U.S. Display business operating performance and accounting practices. Because such review has not been completed, the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2000, could not be timely filed without unreasonable effort and expense in the absence of an extension. The Registrant expects to file its third quarter 2000 Form 10-Q by no later than November 20, 2000.

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                                   EXHIBIT 2
                                   ---------
                                to Form 12b-25

     The Registrant anticipates that it will report significant changes in third quarter 2000 results of operations from the corresponding period for the last fiscal year. Because of the ongoing review of the operating performance and financial results of its U.S. Display business, the Registrant can not make a reasonable estimate of its third quarter 2000 results of operations at this time.